UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

StyleRow Design Corp.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> August 18, 2017

Physical Address of Issuer:

250 ½ North La Peer Drive, Beverly Hills, CA 90211

Website of Issuer:

www.stylerow.com

Current Number of Employees:

6

i

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$5,498,026	$3,995,891
Cash & Cash Equivalents	$4,382,852	$795,538
Accounts Receivable	$105,971	$121,789
Current Liabilities	$377,982	$279,276
Long-Term Liabilities	$5,697,932	$0
Revenues/Sales	$880,111	$732,320
Cost of Goods Sold	$0	$0
Taxes Paid	$2,856	$0
Net Income/(Net Loss)	$(2,368,622)	$(2,099,948)

Table of Contents

StyleRow Design Corp.

STYLE ROW

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by StyleRow Design Corp. ("**StyleRow,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.stylerow.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 30, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's

control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Erinn Valencich
(Signature)

Erinn Valencich
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Erinn Valencich
(Signature)

Erinn Valencich
(Name)

Director
(Title)

March 30, 2023
(Date)

/s/Erek Benz
(Signature)

Erek Benz
(Name)

Director
(Title)

March 30, 2023
(Date)

3

/s/Julie Henley McNamara
_____
(Signature)

Julie Henley McNamara
_____
(Name)

Director
_____
(Title)

March 30, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
March 30, 2023

StyleRow Design Corp.

STYLE ROW

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

StyleRow Design Corp. offers a platform for interior designers and architects to discover products, manage their projects and streamline their daily business.

The Company is headquartered and qualified to conduct business in California. The Company also sells its services through the internet throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services. Moreover, geopolitical events in the United States or around the world can also have a similar affect and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has growing but limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

If we are unsuccessful in adding users to our platform or if our platform users decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We have launched a platform for interior designers, architects and brands to collaborate. The size of our user base on the platform and our users' level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If people do not perceive our platform or services to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active user base or engagement levels in the future.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory

licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license

to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

StyleRow Design Corp. offers a platform for interior designers and architects to discover products, manage their projects and streamline their daily business.

The Company is headquartered and qualified to conduct business in California. The Company also sells its services through the internet throughout the United States and internationally.

Business Plan

The Company's trade-only platform enables designers, brands, and showrooms to connect and collaborate to accelerate projects and grow their businesses. The Company makes sourcing, workflow management, product discovery, and purchasing easier for all sides of the industry.

The Company plans to significantly expand its business by increasing sales and marketing, investing in product development and building out its infrastructure. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
StyleRow "Marketplace"	A business-to-business (B2B) tool connecting buyers and sellers of luxury furnishings	B2B, primarily interior designers connecting with brands around the globe
StyleRow Projects Software	A software platform for interior designers to manage their projects	Interior designers who wish to communicate with their team, present projects to clients and manage their budgets

Competition

The markets in which our products are sold are highly competitive.

ProCore has reached a multi-billion-dollar valuation with project software for the construction industry. Faire has created a B2B marketplace with easy ordering for retailers in the gift and home space. NuOrder has streamlined buying for fashion with tools to manage orders- and we are doing the same for the interior design professional.

Customer Base

The Company's primary customer base are interior designers and architects.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6479353	"STYLEROW"	Standard Character Mark	July 5, 2018	September 7, 2021	USA
6391045	"STYLEROW"	Standard Character Mark	July 5, 2018	June 15, 2021	USA
6019654	"STYLEROW"	Standard Character Mark	July 5, 2018	March 24, 2020	USA
6019655	"STYLEROW"	Standard Character Mark	July 5, 2018	March 24, 2020	USA
17/096,862	"SYSTEM AND METHOD FOR THE DESIGN INDUSTRY THAT ENABLES CREATIVE TEAMS TO DESIGN, COLLABORATE AND CONNECT WITH CLIENTS AND TRACK AND MANAGE PROGRESS OF EACH CLIENT PROJECT PROVIDING CLIENT STATUS TO ALL INTERESTED PARTIES"	Patent	November 12, 2020	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Erinn Valencich	CEO, President, Secretary, Co-Founder and Director	CEO and Co-Founder of StyleRow Design Corp., 2017 – Present Responsible for overseeing the Company's strategic direction, product development and finance, along with general CEO responsibilities	Completed High School
Erek Benz	Co-Founder and Director	Director of StyleRow Design Corp., 2021 – Present Responsible for director oversight, including assistance with strategy and other corporate matters COO and Co-Founder of StyleRow Design Corp., 2019 – 2021 Responsible for overseeing operations for the Company Co-Founder of CREXi, 2015–Present Responsible for establishing teams and processes to simplify commercial real estate transactions	Northern Illinois University, B.S., Marketing and Sales, 2008
Julie Henley McNamara	Director	Director of StyleRow Design Corp., 2021 – Present Responsible for director oversight, including assistance with strategy and other corporate matters Managing Partner of Entrada Ventures, 2018 – Present Responsible for management of Venture Fund and interaction with fund portfolio companies	Cal Poly San Luis Obispo, B.S., Business Administration, 2000

Biographical Information

<u>Erinn Valencich</u>: Erinn is the CEO, Co-Founder and Director of the Company. She is the Interior Designer, Furnishings Designer and Software visionary behind the Company. Erinn has designed award-winning homes around the country and is an authority on style and design. She has 9 licensed product collections with brands such as Baldwin Hardware and Universal Furniture. Erinn's work has been published on the cover of major design magazines and she regularly speaks at trade shows around the country.

<u>Erek Benz</u>: Erek is a Co-Founder and Director of the Company. He also is a Co-Founder of CREXi, a commercial real estate marketplace that simplifies transactions for brokers with a suite of easy-to-use tools to manage the entire process from listing to closing.

<u>Julie Henley McNamara</u>: Julie is a Director of the Company. She also is a Managing Partner for Entrada Ventures where she manages their Venture Fund and interacts with the fund's portfolio companies.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law and certain other indemnification agreements entered into between the Company and the Company's officers and directors. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of (i) 31,500,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), and (ii) 14,405,138 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"), of which 8,629,925 shares are designated as Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"), 4,522,153 shares are designated as Series Seed-2A Preferred Stock (the "**Series Seed-2A Preferred Stock**") and 1,253,060 shares are designated as Series Seed-2B Preferred Stock (the "**Series Seed-2B Preferred Stock**"). Additionally, the Company has established the 2017 Stock Plan for which 5,006,602 shares of Common Stock are authorized for issuance thereunder.

As of the date of this Form C-AR, (i) 11,928,283 shares of Common Stock, including 1,445,000 shares issued pursuant to restricted stock purchase agreements and/or exercises of outstanding options under the 2017 Stock Plan, (ii) 8,629,925 shares of Series Seed Preferred Stock, (iii) 4,522,150 shares of Series Seed-2A Preferred Stock and (iv) 1,253,060 shares of Series Seed-2B Preferred Stock; are issued and outstanding. Additionally, the Company has 1,272,000 options to purchase Common Stock issued and outstanding and an additional 2,289,602 shares of Common Stock available for issuance under the 2017 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	11,928,283*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Right to elect two (2) directors
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*Includes 1,445,000 shares issued pursuant to restricted stock purchase agreements and/or exercises of outstanding options under the 2017 Stock Plan.

Type	Series Seed Preferred Stock
Amount Outstanding	8,629,925
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.532 per share (b) Right to receive dividends equal to 7% of the Original Issue Price payable when declared (non-cumulative) (c) Liquidation Preference equal to the greater of (i) one times the Original Issue Price plus dividends declared or (ii) such amount that would have been payable had all shares of Preferred Stock been converted into Common Stock; (d) Vote together with Common Stock as one class; (e) Right to convert into Common Stock at any time at the Original Issue Price, subject to adjustment; (f) Automatic conversion into Common Stock upon $25 million in gross proceeds raised by the Company in a public offering or upon the consent of the Requisite Holders; and (g) Protective provisions so long as 1,440,514 shares of Preferred Stock are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock which may dilute the Security.

Type	Series Seed-2A Preferred Stock
Amount Outstanding	4,522,150
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.6634 per share (b) Right to receive dividends equal to 7% of the Original Issue Price payable when declared (non-cumulative) (c) Liquidation Preference equal to the greater of (i) one times the Original Issue Price plus dividends declared or (ii) such amount that would have been payable had all shares of Preferred Stock been converted into Common Stock; (d) Vote together with Common Stock as one class; (e) With the holders of the Series Seed-2B Preferred Stock, right to elect one director; (f) Right to convert into Common Stock at any time at the Original Issue Price, subject to adjustment; (g) Automatic conversion into Common Stock upon $25 million in gross proceeds raised by the Company in a public offering or upon the consent of the Requisite Holders; and (h) Protective provisions so long as 1,440,514 shares of Preferred Stock are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-2A Preferred Stock which may dilute the Security.

Type	Series Seed-2B Preferred Stock
Amount Outstanding	1,253,060
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.5307 per share (b) Right to receive dividends equal to 7% of the Original Issue Price payable when declared (non-cumulative) (c) Liquidation Preference equal to the greater of (i) one times the Original Issue Price plus dividends declared or (ii) such amount that would have been payable had all shares of Preferred Stock been converted into Common Stock; (d) Vote together with Common Stock as one class; (e) With the holders of the Series Seed-2B Preferred Stock, right to elect one director; (f) Right to convert into Common Stock at any time at the Original Issue Price, subject to adjustment; (g) Automatic conversion into Common Stock upon $25 million in gross proceeds raised by the Company in a public offering or upon the consent of the Requisite Holders; and (h) Protective provisions so long as 1,440,514 shares of Preferred Stock are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-2B Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	1,272,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$5,074,158*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $35,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $74,988 in SAFEs issued to the intermediary.

Outstanding Debt

As of the date of this Form C-AR, the Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Stock	$3,939,992.62	8,629,925 shares*	Product Development and General Working Capital	June 14, 2019	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$665,000	6 SAFE Holders	Product Development and General Working Capital	June 8, 2020	Section 4(a)(2)
Series Seed-2A Preferred Stock	$2,999,994.36	4,522,150 shares	Product Development and General Working Capital	January 12, 2021	Reg. D Rule 506(b)
Series Seed-2B Preferred Stock**	N/A	1,253,060 shares	Product Development and General Working Capital	January 12, 2021	Section 4(a)(2))
Option to Purchase Common Stock	$0	3,027,000 options ***	N/A	Various dates between November 12, 2019 and January 21, 2022	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$4,999,170****	4,705	Product Development and General Working Capital	August 10, 2022	Reg. CF

*Includes 1,223,924 shares issued upon the conversion of Convertible Notes previously issued between September 2017 and June 2018.

**Reflects the conversion of all of the SAFEs issued on June 8, 2020 into Series Seed-2B Preferred Stock.

***Of these options issued, there remain 1,272,000 options currently issued and outstanding.

**** Includes $74,988 in SAFEs issued to the intermediary.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Erinn Valencich	7,500,000 shares of Common Stock	27.07%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of February 28, 2023, the Company had an aggregate of approximately $3,741,345 in cash and cash equivalents, leaving the Company with 21 months of runway.

Liquidity and Capital Resources

In August 2022, the Company completed an offering pursuant to Regulation CF and raised $4,999,170.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration

statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
March 30, 2023

StyleRow Design Corp.

STYLE**ROW**

Stylerow Design Corp

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 SVB Checking 3029	4,382,847.50
10001 SVB Money Market	4.94
Total Bank Accounts	**$4,382,852.44**
Accounts Receivable	
11000 Accounts Receivable	105,971.04
Total Accounts Receivable	**$105,971.04**
Other Current Assets	
12200 Prepaids	18,455.82
12300 Income In Transit	943.00
Total Other Current Assets	**$19,398.82**
Total Current Assets	**$4,508,222.30**
Fixed Assets	
13000 Fixed Assets - Tangible	
13005 Computer Equipment	30,550.68
13050 Accumulated Depreciation	-20,453.14
Total 13000 Fixed Assets - Tangible	**10,097.54**
14000 Fixed Assets - Intangible	
14005 Domain Name	22,800.00
14010 Website & Apps	3,525,488.77
14050 Accumulated Amortization	-2,568,582.22
Total 14000 Fixed Assets - Intangible	**979,706.55**
Total Fixed Assets	**$989,804.09**
TOTAL ASSETS	**$5,498,026.39**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	251,505.76
Total Accounts Payable	**$251,505.76**
Credit Cards	
20005 BREX CC	5,094.24
20010 SVB CC 8707	0.00
20012 SVB CC 1363	474.69
20013 SVB CC 6668	2,294.24
20014 SVB CC 9558	1,112.82
Total 20010 SVB CC 8707	**3,881.75**

Stylerow Design Corp

Balance Sheet

As of December 31, 2022

	TOTAL
Total Credit Cards	**$8,975.99**
Other Current Liabilities	
21000 Accrued Expenses	3,398.74
21005 Deferred Revenue	113,274.93
21015 Payroll Liabilities	826.70
Total Other Current Liabilities	**$117,500.37**
Total Current Liabilities	**$377,982.12**
Long-Term Liabilities	
21025 Safe Convertible Notes - 0 Int	948,910.23
21030 Crowd SAFEs	4,999,970.87
21031 Crowd SAFEs Fees	-250,948.54
Total 21030 Crowd SAFEs	**4,749,022.33**
Total Long-Term Liabilities	**$5,697,932.56**
Total Liabilities	**$6,075,914.68**
Equity	
30005 Common Stock	23,057.50
30010 Preferred Stock	
30011 Series Seed	4,591,129.41
30012 Series Seed 2A	2,999,995.84
30013 Series Seed 2A (Issuance Costs)	-34,426.23
30014 Series Seed 2B	665,000.00
Total 30010 Preferred Stock	**8,221,699.02**
32000 Retained Earnings	-6,454,022.01
Net Income	-2,368,622.80
Total Equity	**$ -577,888.29**
TOTAL LIABILITIES AND EQUITY	**$5,498,026.39**

Stylerow Design Corp

Profit and Loss

January - December 2022

	TOTAL
Income	
40100 Subscriptions	
40101 Brand	742,029.97
40102 Designer	110,770.47
40103 Showroom	8,006.78
Total 40100 Subscriptions	**860,807.22**
40300 Marketing Income	12,500.00
40400 Initiation & Termination Fees	14,925.00
40900 Discounts & Refunds	-8,120.49
Total Income	**$880,111.73**
GROSS PROFIT	**$880,111.73**
Expenses	
60000 SG&A	
60005 Rent Expense	12,000.00
60010 Phone, Internet & Cable	2,191.80
60015 Office Expenses & Utilities	3,066.10
60020 Dues, Subscriptions & Software	86,662.27
60025 Business Insurance Expense	16,697.64
60026 Health Insurance Expense	127,889.62
60035 Office Supplies	2,990.00
60040 Meals and Entertainment	32,914.06
60045 Commission	33,143.00
60050 Shipping	122.37
60055 Donations/Business Gifts	385.88
60060 Merchant Processing Fees	27,894.82
60065 Bank Service Charges	23.47
60070 Training & Development	109.26
60090 Bad Debt	62,730.35
Total 60000 SG&A	**408,820.64**
61000 Professional Fees	
61005 Accounting	83,543.00
61010 Consultants	278,732.17
61015 Legal	41,396.96
Total 61000 Professional Fees	**403,672.13**
62000 Sales/Marketing	
62005 Agency/Creative Services	84,010.96
62015 Digital Ads	49,342.06
62040 Content Creation	15,692.44
62060 Swag & Promotional Items	7,975.15
62065 Trade Shows/Events	54,671.39
62080 Referral Fees	2,000.00

	TOTAL
62090 Marketing Consultants	52,352.50
62091 Social Media	21,097.00
62095 S/M - Dues, subscriptions, software	17,031.35
Total 62000 Sales/Marketing	**304,172.85**
62500 Product/Engineering Expenses	
62515 P/E - Dues, subscriptions, software	57,656.72
62520 Website Hosting	48,499.43
Total 62500 Product/Engineering Expenses	**106,156.15**
63000 Payroll Expenses	
63005 Salaries & Wages	1,096,752.43
63010 Bonuses	134,000.00
63025 Payroll Taxes & Benefits	80,842.51
63030 Payroll Processing	4,406.73
Total 63000 Payroll Expenses	**1,316,001.67**
65000 Travel	
65005 Airfare	33,473.55
65010 Car Rental/Uber/Rideshare/Etc	15,253.15
65020 Fuel	2,395.08
65025 Lodging/Hotels	43,901.24
65030 Parking/Tolls	609.50
Total 65000 Travel	**95,632.52**
Total Expenses	**$2,634,455.96**
NET OPERATING INCOME	$ -1,754,344.23
Other Income	
68000 Other Income	187,786.86
68005 Interest Income	0.43
Total Other Income	**$187,787.29**
Other Expenses	
66005 Business Taxes	256.42
66010 State Taxes	2,600.14
67000 Depreciation Expense	7,700.84
67005 Amortization	791,508.46
Total Other Expenses	**$802,065.86**
NET OTHER INCOME	$ -614,278.57
NET INCOME	$ -2,368,622.80